Hammerhead Energy Inc. Enters into Agreement to be Acquired by Crescent Point Energy Corp.

CALGARY, ALBERTA - November 6, 2023 - Hammerhead Energy Inc. ("Hammerhead") (TSX: HHRS ; NASDAQ: HHRS) is pleased to announce that it has entered into a definitive arrangement agreement (the "Arrangement Agreement") with Crescent Point Energy Corp. ("Crescent Point") (TSX: CPG ; NYSE: CPG) pursuant to which Crescent Point has agreed to acquire all of the issued and outstanding Class A common shares of Hammerhead ("Hammerhead Shares") for total consideration of C$21.00 per Hammerhead Share (the "Purchase Price"). The proposed transaction (the "Transaction") is to be completed by way of a plan of arrangement under the Business Corporations Act (Alberta) and is expected to close in late December 2023.

Pursuant to the Transaction, each Hammerhead Share will be exchanged for C$15.50 of cash consideration and C$5.50 in value in the form of common shares of Crescent Point, based on the offering price of the concurrent equity offering announced by Crescent Point.

Scott Sobie, President and CEO of Hammerhead notes "We are exceptionally proud of having built a business that has proven to be a top tier asset that has delivered significant organic growth. A combination of asset quality, exceptional people and a solid business plan has positioned the company to be an attractive acquisition target that will benefit from a lower cost of capital inside of a larger enterprise. Since going public in early 2023, we have delivered attractive equity returns for our shareholders, and the ability to maintain a share position in Crescent Point provides our shareholders with the ability to benefit from the continued growth of the business."

Robert Tichio, Chairman of the Board of Hammerhead notes "On behalf of my fellow Board members and all shareholders, I want to personally congratulate the Hammerhead team for the exceptional performance they have delivered over many years that has resulted in this excellent outcome. Riverstone first invested in Hammerhead in 2014 as a 1,100 boe/d producer, and subsequently invested additional capital over the last nine years to support the company's leadership, their skills, and these assets. The delivery of superior operational and financial results for all shareholders is a testament to our management team partners and all Hammerhead employees."

Strategic Rationale:

• Attractive Value for Hammerhead Shareholders. The Purchase Price implies an enterprise value for Hammerhead of approximately C$2.55 billion, inclusive of assumed net debt. This represents a 17% premium over the five-day volume weighted average trading price of the Hammerhead Shares based on trading on all exchanges as of the close of markets on November 3, 2023.

• Continued Upside Exposure: The Transaction also provides Hammerhead shareholders with continued ownership in Crescent Point, a leading Canadian producer offering an attractive total return to shareholders through return of capital and growth. Crescent Point ownership offers enhanced scale, asset diversification, liquidity in financial markets and a long-term sustainable return of capital framework underpinned by a deep portfolio of high-quality inventory.

• Increasing Size and Scale: The Transaction will create the seventh-largest E&P in Canada with production weighted 65% to oil and liquids. Pro-forma Crescent Point production is expected to total over 200,000 boe/d in 2024, with significant drilling inventory in place to deliver additional long-term organic growth. Crescent Point will immediately become the largest owner of land in the volatile oil fairway in the Alberta Montney, in addition to already controlling the largest amount of land in the condensate-rich Kaybob Duvernay play. This increased scale is expected to allow Crescent Point to continue to improve its cost of capital.

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Transaction Approvals:

Hammerhead will seek approval of the Transaction by its shareholders (the "Hammerhead Shareholders") at a special meeting expected to be held in late December 2023 (the "Meeting").

The Transaction is subject to customary closing conditions, including receipt of court approval, Hammerhead Shareholder approval by at least 66 2/3% of the votes cast at the Meeting and customary regulatory and stock exchange approvals, including under the Competition Act (Canada). Upon closing of the Transaction, the Hammerhead Shares will be de-listed from the TSX and NASDAQ.

Certain affiliates of Riverstone Holdings LLC (collectively "Riverstone"), who own in aggregate approximately 82% of the Hammerhead Shares (on a non-diluted basis), have entered into voting support agreements with Crescent Point and have agreed to support and vote in favor of the Transaction, subject to the provisions of such support agreements.

All of the directors and executive officers of Hammerhead have also entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Hammerhead Shares in favour of the Transaction, subject to the provisions of such support agreements.

The Arrangement Agreement includes customary deal protection provisions, including that Hammerhead has agreed not to solicit or initiate any discussions regarding any other transaction, subject to customary "fiduciary out" rights to respond to a superior proposal. Hammerhead has also granted Crescent Point a right-to-match any superior proposal and will pay a termination fee of C$85 million to Crescent Point if the Arrangement Agreement is terminated in certain circumstances. Crescent Point has also agreed to pay a termination fee of C$85 million to Hammerhead if the Arrangement Agreement is terminated in certain circumstances.

Further details with respect to the Transaction will be included in the information circular to be mailed to the Hammerhead Shareholders in connection with the Meeting. A copy of the Arrangement Agreement, the voting support agreements and the information circular will be filed on Hammerhead's SEDAR+ profile and will be available for viewing at www.sedarplus.ca.

Recommendation of the Board and Special Committee:

Based on the unanimous recommendation of the Special Committee of the Hammerhead Board of Directors, which was comprised solely of independent directors and did not include any directors associated with Riverstone or management, the Fairness Opinions (as defined below) and consultations with its financial and legal advisors, among other considerations, the Hammerhead Board of Directors has unanimously: (i) determined that the Transaction is fair to Hammerhead Shareholders and in the best interests of Hammerhead; and (ii) resolved to recommend that the Hammerhead Shareholders vote in favour of the Transaction.

Advisors:

CIBC Capital Markets ("CIBC") is acting as Financial Advisor to Hammerhead. CIBC has also provided a verbal opinion ("CIBC Fairness Opinion") to Hammerhead's Board of Directors to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Hammerhead Shareholders pursuant to the Arrangement Agreement, is fair from a financial point of view, to Hammerhead Shareholders. Burnet Duckworth & Palmer LLP is acting as Canadian counsel to Hammerhead and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as U.S. counsel to Hammerhead. ATB Capital Markets and Stifel Canada are acting as Strategic Advisors to Hammerhead.

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Peters & Co. Limited ("Peters & Co.") is acting as Financial Advisor to the Special Committee of the Hammerhead Board of Directors. Peters & Co. has also provided a verbal opinion ("Peters & Co. Fairness Opinion" and, together with CIBC Fairness Opinion, the "Fairness Opinions") to the Special Committee of the Hammerhead Board of Directors to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Hammerhead Shareholders pursuant to the Transaction, is fair from a financial point of view, to Hammerhead Shareholders. Blake, Cassels & Graydon LLP is acting as counsel to the Special Committee of the Hammerhead Board of Directors.

Bennett Jones LLP and Vinson & Elkins LLP are acting as counsel to Riverstone.

About Hammerhead Energy Inc.

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., the predecessor entity to Hammerhead Resources ULC, a wholly owned subsidiary of Hammerhead, was formed in 2009.

Contacts:

For further information, please contact:

Scott Sobie

President & CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President & CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560

READER ADVISORY

Currency

All amounts in this press release are stated in Canadian dollars (C$) unless otherwise specified.

Forward Looking Statements

Certain information contained herein may constitute forward-looking statements and information (collectively, "forward-looking statements") within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve known and unknown risks, assumptions, uncertainties and other factors. Undue reliance should not be placed on any forward-looking statements. Forward-looking statements may be identified by words like "anticipates", "estimates", "expects", "indicates", "forecast", "intends", "may", "believes", "could", "should", "would", "plans", "proposed", "potential", "will", "target", "approximate", "continue", "might", "possible", "predicts", "projects" and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release include but are not limited to: the Transaction and the timing and benefits thereof; the consideration expected to be received by Hammerhead Shareholders pursuant to the Transaction; the timing of the Meeting; and the anticipated benefits of the Transaction, including in respect of production, drilling inventory, growth, cost of capital and liquidity.

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Such statements reflect the current views of Hammerhead and Crescent Point, as applicable, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include but are not limited to: that the Transaction is not completed on the timing anticipated or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Transaction;  the inability to complete the Transaction due to the failure to obtain approval of Hammerhead Shareholders, the court, regulatory bodies or stock exchanges, as required; the risk that pro forma Crescent Point may not be able to realize the anticipated benefits of the Transaction, including with respect to increased production, long-term organic growth and improved cost of capital; risks related to capital market liquidity and long-term return of capital; risks related to the retention or recruitment, or changes required in, officers, key employees or directors following completion of the Transaction; geopolitical risks and changes in applicable laws or regulations; the possibility that Hammerhead, Crescent Point and/or pro forma Hammerhead may be adversely affected by other economic, business, and/or competitive factors; the impact of general economic conditions; volatility in market prices for crude oil and natural gas; industry conditions; currency fluctuations; imprecision of reserve estimates; liabilities inherent in crude oil and natural gas operations; environmental risks; incorrect assessments of the value of acquisitions and exploration and development programs; the lack of availability of qualified personnel, drilling rigs or other services; changes in income tax laws or changes in royalty rates and incentive programs relating to the oil and gas industry including abandonment and reclamation programs; hazards such as fire, explosion, blowouts, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; ability to access sufficient capital from internal and external sources; Hammerhead's success in retaining or recruiting, or changes required in, its officers, key employees or directors; operational risks; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on resources; general economic and business conditions; risks related to the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; pricing pressures and supply and demand in the oil and gas industry; fluctuations in currency and interest rates; risks related to debt agreements and access to capital; inflation; risks of war, hostilities, civil insurrection, pandemics and epidemics, and general political and economic instability; severe weather conditions and risks related to climate change; terrorist threats; risks associated with technology; changes in laws and regulations, including environmental, regulatory and taxation laws, and the application of such changes to pro forma Crescent Point's future business; availability of adequate levels of insurance; and difficulty in obtaining necessary regulatory approvals and the maintenance of such approvals.  Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

With respect to forward-looking statements contained in this press release, Hammerhead and Crescent Point, as applicable, have made assumptions regarding, among other things: the satisfaction of the conditions to completion of the Transaction, including the timely receipt of required Hammerhead Shareholder, court, regulatory and stock exchange approvals, as required; the ability of Crescent Point to realize benefits and efficiencies with respect to the Transaction; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future currency exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; ability to market oil and natural gas successfully to current and new customers; the impact of competition; the general stability of the economic and political environments in which Hammerhead and Crescent Point operate; the ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; that Crescent Point, Hammerhead and/or pro forma Crescent Point will have sufficient cash flow, debt or equity sources or other financial resources required to fund the expenses in connection with the Transaction, capital and operating expenditures and other requirements as needed; that pro forma Crescent Point's conduct and results of operations will be consistent with its expectations; that pro forma Crescent Point  will have the ability to develop its oil and gas properties in the manner currently contemplated; the estimates of production volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the ability to add production and reserves through development and exploration activities; and other matters. Although Hammerhead believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list is not an exhaustive list of all assumptions which have been considered.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this press release in order to provide shareholders with a more complete perspective on Hammerhead's current and future operations and such information may not be appropriate for other purposes. Hammerhead's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Hammerhead will derive. The forward-looking statements contained in this press release speak only as of the date of this press release. Accordingly, forward-looking statements should not be relied upon as representing Hammerhead's views as of any subsequent date, and except as expressly required by applicable securities laws, Hammerhead does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Oil and Gas Information

The term "Boe" means a barrel of oil equivalent on the basis of 6 Mcf of natural gas to 1 barrel of oil ("bbl"). Boe's may be misleading, particularly if used in isolation. A boe conversation ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion ratio at 6:1 may be misleading as an indication of value.

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